SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLICLY TRADED COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that it received, on May 16, 2017, the Official Letter of BMF&Bovespa ("Bovespa") No. 1005/17/SAE - Eletrobras, requesting clarifications regarding the news published by the newspaper Valor Econômico, as transcribed below:

“Subject: Official Letter 1005/2017-SAE – Eletrobras” (Free Translation)

May, 16 2017

1005/2017-SAE

Centrais Elétricas Brasileiras S.A. - Eletrobras

At. Mr. Armando Casado de Araújo

CFO and Investor Relations Officer

 Ref.: Request for clarification on news released by press

Dear Officers,

In a report published by the Valor Econômico newspaper on 05/16/2017, among other information, it is stated that:

•         Eletrosul should deal until Friday, the transfer of a set of power transmission projects for the Chinese Company Shanghai Electric;

•         In total there are 2 thousand km of lines in Rio Grande do Sul, with projected investments of R$ 3 billion;

•         The Eletrobras subsidiary should not receive any amount for the business, but will no longer have to make the investment.

We do not identify this information in the documents sent by this company, through the Empresas.NET System. In case of contradictory, please inform the document and the pages that contain the information and the date and time in which they were sent.

It should be noted that the company must disclose periodic information, contingencies and other information of interest in the market, through the Empresas.NET System, guaranteeing its wide and immediate dissemination and fair treatment of its investors and other market participants.

That said, we request clarification on the item indicated, until 05/17/2017, without prejudice to the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02, with its confirmation or otherwise, as well as other information considered important.

MARKET ANNOUNCEMENT

The answer of this company should be sent through the IPE module, selecting the Category: Relevant Fact or the Category: Market Announcement, Type: Clarifications on CVM/Bovespa consultations and then the Subject: News published in the media, which will result in the simultaneous transmission of the file to BM&FBOVESPA and CVM. The option to answer through Relevant Fact does not prevent the CVM from determining its responsibility for its untimely disclosure, pursuant to CVM Instruction 358/02.

We emphasize the obligation, set forth in the sole paragraph of art. 4 of CVM Instruction 358/02, to inquire the company's managers and controlling shareholders, with the purpose of ascertaining whether they would have knowledge of information that should be disclosed to the market.

In the file to be sent must be transcribed the content of the query formulated above the response of that company.

This request is part of the Cooperation Agreement, signed by the CVM and BM&FBOVESPA on 12/13/2011, and its non-compliance may subject this company to the possible application of a fine by the Superintendence of Relations with Companies (CVM), respected The provisions of CVM Instruction 452/07.

Regards,

Nelson Barroso Ortega

Superintendence of Business Monitoring

BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros”

In compliance with the aforementioned Office, the Company clarifies the following:

1.   As disclosed in the Company's Market Announcement of November 18, 2014, the subsidiary Eletrosul Centrais Elétricas SA ("Eletrosul") was the winner of certain electricity transmission projects in the Aneel Auction No. 004/2014.

2.   On November 5, 2015, Eletrosul through Public Call Notice for Investors, made public its intention to select companies interested in composing partnership for construction and operation of electric energy transmission projects arising from ANEEL Auction 004/2014, Lots A and E, located in the state of Rio Grande do Sul and Mato Grosso do Sul, respectively ("Public Call").

3.   Regarding to Lot A, Eletrosul has held discussions and negotiations with the Public Call participants, and the matter is in the process of being approved by the administrations of the parties involved, but, on this date, no definitive agreement has yet been reached.

MARKET ANNOUNCEMENT

4.   The divestment of certain assets is one of the initiatives of the "Financial Discipline" strategy foreseen in the Business and Management Master Plan ("PDNG") 2017-2021, properly disclosed to the market through the Relevant Fact of November 17, 2016, In order to reduce its financial leverage and, therefore, there is no new fact to be disclosed to the market.

Rio de Janeiro, May 17, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.